

SECURITIE[illegible] SION
Washing[illegible]



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Precision Group, Inc.

Sequams Trading, Inc (Formerly

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1004

(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Gettenberg 212-668-8700

(Area Code – Telephone No.)

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Caputo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Precision Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRECISION GROUP, INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

****


SEC MAIL PROCESSING
RECEIVED
APR 2 4 2003
WASH, D.C.
155
SECTION

PRECISION GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 37,051
Commissions receivable	137,387
Prepaid expenses	17,500
Prepaid income taxes	11,729
	$ 203,667

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other payables	$ 34,963
Deferred tax liability	10,600
Advances from shareholder	34,329
	79,892
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, 50 shares issued and outstanding	5,000
Retained earnings	118,775
	123,775
	$ 203,667

The accompanying notes are an integral part of this financial statement.

PRECISION GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

Precision Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

3. SEAT LEASE:

The Company leases a seat on the New York Stock Exchange. The annual lease payment on the seat lease, which expires on June 14, 2006, is $300,000.

The Company leased a seat on the New York Stock Exchange which terminated on October 24, 2002. The annual lease payment on the seat lease was $335,000.

4. ADVANCES FROM SHARHOLDER:

Advances from shareholder are non-interest bearing and due on demand.

5. INCOME TAXES:

Deferred taxes are a result of temporary differences arising primarily from commissions receivable, prepaid expenses and accrued expenses and other payables. The deferred taxes are as follows:

Deferred tax asset	$ 3,100
Deferred tax liability	(13,700)
Net deferred tax liability	$ (10,600)

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital, as defined, of $92,798 which was $87,798 in excess of its required net capital of $5,000. At December 31, 2002, the Company had aggregate indebtedness of $69,292. The ratio of aggregate indebtedness to net capital was .75 to 1.

7. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmitted all customer funds and securities to the clearing broker, who carried all of the accounts of such customers. The Company did not maintain margin accounts for its customers; and therefore, there were no excess margin securities. However, the Company could be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company would be exposed to off-balance-sheet risk in the event the clearing broker was unable to fulfill its contractual obligations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. There was no credit risk exposure at December 31, 2002.

8. PROFIT SHARING PLAN:

The Company sponsors a defined contribution profit sharing plan. The plan covers substantially all of the Company's employees following the completion of one year of service. The contribution, which is at management's discretion, is determined annually.

Participants become vested as follows:

Years of Service	Vested Interest
1	20%
2	40%
3	60%
4	80%
5	100%

9. CHANGE IN OPERATIONS:

The Company has terminated its status as a member firm doing business with the public. The firm will continue to do business as a two-dollar broker. The Company was approved as a public access member of the New York Stock Exchange in October of 2001. As of December 31, 2002 the Company never transacted public business.

As such, the Company transferred its funds deposited with the clearing broker into the Company's business checking account. In the event management reestablishes its public business, the Company will redeposit funds with the clearing broker.

The Company has amended its broker dealer registration to reflect this change.

10. SUBSEQUENT EVENT:

On January 2, 2003, the Company filed an amendment to its Certificate of Incorporation with the Department of State changing its corporate name to Sequam's Trading Corp.

****

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Precision Group, Inc.

We have audited the accompanying statement of financial condition of Precision Group, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Precision Group, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
April 11, 2003